Rodin Global Property Trust, Inc.

110 E. 59th Street

New York, NY 10022

March 21, 2017

VIA EDGAR AND EMAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rodin Global Property Trust, Inc.
Registration Statement on Form S-11 (File No. 333-214130)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rodin Global Property Trust, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effectiveness of its Registration Statement on Form S-11 (File No. 333-214130) and declare the Registration Statement, as then amended, effective as of 4:30 p.m., Washington, D.C. time, on March 23, 2017 or as soon thereafter as practicable.

In connection with this request for acceleration of effectiveness, the Company acknowledges that (i) should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph A. Herz of Greenberg Traurig, LLP (counsel to the Company) at (212) 801-6926 with any questions about this acceleration request. Please notify us when the delegated authority copy of the orders of the Commission declaring the Registration Statement effective has been executed.

Sincerely,

Rodin Global Property Trust, Inc.

By:	/s/ Kenneth Carpenter
Name:	Kenneth Carpenter
Title:	President

cc:	Judith D. Fryer, Esq.
Joseph A. Herz, Esq.